

Mail Stop 3561

January 4, 2011

Robert Wilson, President
Desert Gateway, Inc.
414 S.E. Washington Blvd., #102
Bartelsville, OK 740006

Re: Desert Gateway, Inc.
    Revised Registration Statement on Form 10
    Filed December 14, 2010
    File No. 0-53293

Dear Mr. Wilson:

        We have completed our review of your filings and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: John Heskett
        Fax (918) 336-3152